RONALD S. TUCKER
ATTORNEY AT LAW
1623 TRADEWINDS LANE
NEWPORT BEACH, CA O2660

07/28/2016

Jonathan Burr
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

 RE: EPIC Medicor Corporation
  Offering Statement on Form 1 - A
  Submitted July 20, 2016
  CIK No. 0001673430
  File No. 024-10584

Dear Mr. Burr:

 In response to your comment letter, please be advised that of the actions taken pursuant to the following comments:

General

 1.  We note your response to prior comment 1 and reissue the comment. Please revise the draft offering statement to include the common stock underlying the warrants in this offering. See the Note to Rule 251(a) of Regulation A.

RESPONSE:  The following has been added to the Cover Page, second paragraph and fourth sentence:  "The total number of shares included in the 50,000 units is 5,000,000 and the total underlying shares of all warrants is 20,000,000."

 With the above Response, the Company authorized me to requested you to qualify its offering statement, and to acknowledge that:

     • should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

     • the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     • the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/Ronald S. Tucker
Ronald S. Tucker